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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company



1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Merrill Lynch Group

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     Same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     12,223,273  Nutraco Nominees Limited (Designated and undesignated)
      2,491,500  Other names

5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:
     26 October 1999

11   Date company informed:
     29 October 1999

12   Total holding following this notification:
     14,714,773

13   Total percentage holding of issued class following this notification:
     10.21%

14   Contact name for queries:
     Philip Rosier

15   Contact telephone number:
     01635 565583

16   Name of company official responsible for making notification:
     Philip Rosier

17   Date of notification:
     29 October 1999


Additional Information:

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MERANT plc
                                     (Registrant)


Date:  November 2, 1999          By: /s/ Kenneth A. Sexton
                                     ---------------------------------------
                                     Kenneth A. Sexton
                                     Chief Financial Officer